Exhibit 12.3

Ameren Illinois Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Three Months Ended March 31, 2011	Year Ended December 31, 2010
Net income from continuing operations	$33,350	$212,547
Add- Taxes based on income	19,814	136,614

Net income before income taxes	53,164	349,161

Add- fixed charges:
Interest on short-term and long-term debt (a)	34,214	152,667
Estimated interest cost within rental expense	893	3,899
Amortization of net debt premium, discount, and expenses	1,330	5,250

Total fixed charges	36,437	161,816

Earnings available for fixed charges	89,601	510,977

Ratio of earnings to fixed charges	2.46	3.15

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	756	4,435
Adjustment to pretax basis	449	2,396

	1,205	6,831

Combined fixed charges and preferred stock dividend requirements	$37,642	$168,647

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.38	3.02

(a)	Includes interest expense related to uncertain tax positions